GALIANO GOLD RELEASES ANNUAL 2021

SUSTAINABILITY REPORT

Vancouver, BC, August 23rd, 2022 - Galiano Gold Inc. ("Galiano" or "the Company") (TSX:GAU) (NYSE American: GAU) announces the release of its 2021 Sustainability Report (the "Report"), which marks its continuous progress on environmental, social and governance topics and outlines its vision for sustainability going forward.

In 2021, Galiano further expanded its sustainability efforts to include an assessment of internal governance processes and increased transparency on engagement with stakeholders on material sustainability issues over the medium and long-term.

The Report has been prepared in accordance with the Global Reporting Initiative ("GRI") Core Option. It details our efforts to sustain progress by putting in place the policies, systems, and processes to move towards a more responsible and sustainable business model and highlights the achievements in 2021 in line with our business strategy.

2021 Sustainability Report Highlights:

  Zero significant environmental incidents
  Zero fatalities and no operational downtime during the pandemic
  0.21 Total Recordable Injury Frequency Rate and 0.10 Lost Time Injury Rate
  Completion of the International Cyanide Management Code (ICMC) Certification
  Completion of third-party occupational health & safety and security audits and the human rights impact assessment
  Commencement of the implementation of improvement measures following the Climate Change Vulnerability Risk Assessment
  Workforce Development Plan (recruitment & training) nearing completion
  Efficacy of malaria reduction program reviewed to identify the ways program can be further improved
  Risk Management System reviewed and updated
  Completed the construction of the Esaase Community Hospital
  Agreement with the Volta River Authority on the future provision of solar power for up to 20% of our energy needs at the mine site
  US$304.2m in-country procurement spend supporting 337 Ghanaian businesses
1

Todd Romaine, EVP Sustainability and Investor Relations, commented: "2021 was a transformational year for Galiano as we put in place enhanced strategies and plans that provide the foundation for our long-term success.

I am proud to report that we made significant improvements in health and safety performance and reduced both our LTIFR by 50% and TRIFR by over 20% compared to 2020.

Our climate change adaptation plan is progressing well with the identified improvement actions already under implementation. We are already implementing a number of key projects that will reduce our carbon footprint, including the signing of an agreement with the Volta River Authority on the provision of solar power for up to 20% of our energy needs at the mine site.

Our program efforts on human rights initiatives continue to align with national laws and international norms. An independent third-party audit was conducted in 2021 and subsequent to this, an action log was developed to address areas of improvement that align with evolving best practices.

With a sustainable business model grounded in stewarding the Asanko Gold Mine, we strive for operational excellence while reducing emissions, mitigating risks responsibly, and giving back to the local Ghanaian economy.

To view or download a copy of the Report and the GRI register please see the Sustainability section of the Galiano Gold website at https://www.galianogold.com/sustainability/reports-and-publications/default.aspx.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through organic production growth, exploration, and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Enquiries:

Todd Romaine

EVP Sustainability and Investor Relations

Telephone: 1‐604‐416‐0088

Email: todd.romaine@galianogold.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

2

Forward-looking statements in this news release include, but are not limited to: statements relating to the Company's sustainability strategy; statements regarding the strategic priorities and goals, targets, commitments and plans and expectations regarding those goals, targets, commitments and plans; and statements regarding the Company's future plans and goals in the areas of sustainable and economic development, governance, people, health, safety, security, internal and external audits, environment and community development, including the Company's future strategic, operational and sustainability objectives, goals and performance targets, as well as the Company's ability to implement such plans and ability to generate the desired results therefrom. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the Company and Gold Fields Ltd. will agree on the manner in which the joint venture ("JV") will operate the Asanko Gold Mine (the "AGM"), including agreement on development plans and capital expenditures; the global financial markets and general economic conditions will be stable and prosperous in the future; the ability of the JV and the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the JV and the Company in implementing its development strategies and achieving its business objectives; the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and the key personnel of the Company and the JV will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: risks associated with the Company ceasing its mining operations during 2022; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's primary asset is held through a JV, which exposes the Company to risks inherent to joint ventures, including disagreements with its JV partner and similar risks; risks related to information systems security threats; and the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

3

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.

4